UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at February 18, 2005

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 18, 2005
Print the name and title of the signing officer under his signature.

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Taseko Mines Limited
1020 - 800 W Pender Street
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667- 2114
www.tasekomines.com

TASEKO REPORTS FIRST QUARTER RESULTS

February 18, 2005, Vancouver, BC - Taseko Mines Limited (TSX Venture: TKO; AMEX: TGB) announces its financial results for the three months ended December 31, 2004, and update of activities at the Gibraltar copper mine in south-central British Columbia.

Taseko restarted the Gibraltar copper-molybdenum mine during the quarter. Pre-production activities, including pre-stripping at the Pollyanna deposit and mill and site refurbishments, were completed in the four months from June to September 2004. Milling operations began with the copper circuit in October 2004. Monthly copper production increased from 2.5 million pounds in October to 5.2 million pounds in December (the plan is 5.7 million pounds per month). The first copper concentrate was loaded on rail and shipped from the mine site in mid October, and was shipped to Asian smelters in early December.
In order to take advantage of the improving commodity prices and higher molybdenum grades in the Pollyanna deposit, a major upgrade to the molybdenum circuit was implemented. Construction was completed during the quarter, and commissioning began in January 2005. The molybdenum circuit is expected to reach its planned output of 78,000 pounds of molybdenum in concentrate per month in the second quarter (January 1 - March 30, 2005).

The first quarter results reflect the re-start and re-commissioning activities that were underway throughout the period. Although the start-up costs could have been deferred or capitalized, management has chosen to expense them, which accounts for the loss in this quarter. Advance payment was received for copper concentrate shipped in early December, and this off-set some of the re-start costs.

The Company reported a net loss for the first quarter of fiscal 2005 (ending December 31, 2004) of $10,400,400 as compared to a loss of $3,285,828 in the same period of the previous year (losses of $0.11 per share and $0.06 per share, respectively). Expenses totalled $13,573,512, including project restart expenses of $12,699,993, offset by pre-production revenues and other income of $3,173,112. The complete financial statements with the Management Discussion and Analysis are available at the Company's website and at www.sedar.com.

To the end of December, 9.8 million tons were mined, compared to planned production of 10.6 million tons. The variations from the plan were due, in part, to the late arrival of a new shovel and trucks at site, which impacted pre-production activities.

Approximately 12.1 million pounds of copper were produced in 21,300 wet metric tonnes (WMT) of concentrate over the three month period. Of this, 8,100 wet metric tonnes (WMT) of copper concentrate was ocean shipped during the quarter in early December. Two additional shipments, totalling 16,000 WMT of copper concentrate were made during January and February subsequent to the end of the first quarter.

The Gibraltar mine is operated under a joint venture arrangement with Ledcor Mining Ltd. Taseko is responsible for concentrate sales, certain aspects of administration and off-site activities, and Ledcor is responsible for on-site mining and milling operations. More than 250 people are employed at the mine.

On February 16, 2005, Taseko and Ledcor received a British Columbia Labour Relations Board ruling that confirms the joint venture is bonafide and is the successor employer over the Gibraltar operation. As a result, the ballots from a representation vote held in November 2004 are expected be counted immediately to determine which union, the Canadian Auto Workers or the Christian Labour Association of Canada, will represent the employees.

About Taseko Mines Limited

Taseko Mines Limited is a copper-molybdenum producer with a mine and exploration properties located in British Columbia, Canada. The company's principal asset is the Gibraltar mine, a 35,000 tonnes per day open pit operation with a 12-year mine plan, plus mineral resources for additional years of production. The mine is closely leveraged to copper prices and restarted mining activities in late 2004. Taseko is listed on the American Stock Exchange ("TGB") in the USA. and on the TSX Venture Exchange ("TKO") in Canada.

For additional details on Taseko and its properties, please visit the company's web site at www.tasekomines.com or contact Investor Services at 604-684-6365 or in North America at 1-800-667-2114.

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The TSX Venture Exchange and the American Stock Exchange have not approved or disapproved of the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained gold, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.